November 20, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	John Reynolds
James Lopez
Adam Turk
Myra Moosariparambil
Tia Jenkins

Re:	Biocept, Inc.
Registration Statement (Form S-1)
Filed September 23, 2013; Amendment No. 2 filed November 5, 2013
Registration No. 333-191323

Ladies and Gentlemen:

We have received and reviewed, and we thank you for, the Staff’s comment letter dated November 14, 2013. Our responses are set forth below. In each case, we precede our response by repeating the Staff’s letter’s comment. Our responses are numbered to correspond with the numbering of the comments in the Staff’s letter.

Please consider our responses in conjunction with your review of our Amendment No. 3 to Form S-1 registration statement, which we are filing simultaneously.

Summary, page 1

Our Tests and Services, page 5

1.	STAFF’S COMMENT: We note your response to comment 3 and revised disclosure on pages 6, 25 and elsewhere. It is unclear on what basis—in addition to the market data about Medicare enrollment—you project a 50% rate of Medicare coverage. For example, it is unclear if 50% of your current patients are 65 and older. Additionally, it is unclear if you have received feedback from Palmetto GBA and Noridian regarding your recent submission or other indications that the negative coverage determination will be reversed. Please revise to delete the 50% projection or advise us why you believe it is appropriate.

REGISTRANT’S RESPONSE: We have removed, on pages 6, 25 and 84, the references to the 50% rate of Medicare coverage, and have added disclosure there to clarify that the (non-numerical) reference is to the percentage mix of tested patients whose primary medical insurance is Medicare, as distinguished from any Medicare/MAC “coverage” determinations as to reimbursability of any Biocept test or any component thereof. We have added, on pages 6 and 83, disclosure that we have not received feedback from Palmetto GBA or Noridian regarding our recent dossier submission or received other indications that the negative coverage determination will be reversed.

2.	STAFF’S COMMENT: We also note your response to comment 4 and revised disclosure regarding your belief that the FISH analysis will receive coverage “when and as” you bill Medicare. Please revise here and where appropriate to clarify the extent to which your revenue for FISH analyses is currently paid by Medicare.

REGISTRANT’S RESPONSE: We have revised as requested, on pages 6 and 83. The original phrasing is justified because we have not yet made any post-Clarient billing submissions to Medicare (which we now disclose). We do not believe there should be any problem with Medicare reimbursing us for FISH analysis.

Securities and Exchange Commission

November 20, 2013

Management’s Discussion and Analysis, page 46

3.	STAFF’S COMMENT: We note your revised disclosure regarding the lack of data collection from Clarient. As you appear to have had several months of operations since that agreement expired, please revise to address data about the payor mix, reimbursement history and collectability as experienced by you.

REGISTRANT’S RESPONSE: We have revised on pages 1, 6, 25, 47 and 84, to explain why we do not yet have data about reimbursement history or collectability, nor statistically significant data about payor mix.

Capitalization, page 41

4.	STAFF’S COMMENT: As the reverse stock split was effected on November 1, 2013 and has been reflected retrospectively throughout the financial statements, please remove reference to the stock split in your pro forma disclosure in the Capitalization and Dilution (page 42) calculations.

REGISTRANT’S RESPONSE: We have, as requested, removed the reference on pages 41 and 42.

Business, page 57

Our Tests and Services, page 68

5.	STAFF’S COMMENT: We note your revised disclosure and response to comment 7. Please revise the narrative preceding the table to further clarify the principal assumptions regarding milestone activities. For example, it is unclear if the expected commercialization dates assume that you are able to timely raise, in addition to this offering, $2 million, $5 million or some other amount to cover each test’s expenses, including research and development.

REGISTRANT’S RESPONSE: We have revised as requested, on page 69. No funds beyond those to be raised in this offering and allotted to research and development should be required in order to enable all the planned tests to be made available for commercialization.

Narrative Disclosure to Summary Compensation Table, page 97

6.	STAFF’S COMMENT: We note the revised disclosure regarding employment agreements with management. Please revise to clarify if the current offering, if completed, will constitute a “sales of equity securities” and trigger the bonuses and other additional compensation contemplated by those agreements.

REGISTRANT’S RESPONSE: We have revised page 98 to clarify these matters as to the officers who are still in our employ.

Securities and Exchange Commission

November 20, 2013

Other

7.	STAFF’S COMMENT: Please fill in the brackets in the Capitalization, Risk Factors and other disclosure. We also note that the legal opinion and other exhibits are marked “to be filed.” We may have further comments after you provide the exhibits and additional disclosure.

REGISTRANT’S RESPONSE: We have filled in the blanks and filed the exhibits.

If you have any questions or if we can be assistance in your review, please contact me, or Hayden Trubitt (htrubitt@sycr.com; (858) 926-3006) or Michael Brown (mbrown@sycr.com; (858) 926-3007), who are both with our counsel Stradling Yocca Carlson & Rauth.

Sincerely,

/s/ William G. Kachioff

William G. Kachioff
Chief Financial Officer

cc:	Michael W. Nall, Chief Executive Officer, Biocept, Inc.

Hayden Trubitt, Esq.

Michael J. Brown, Esq.